Exhibit T3B-4

This is a translation into English of the official Portuguese version of the bylaws of a Brazilian corporation. In the event of a conflict between the English and Portuguese texts, the Portuguese text shall prevail.

[LOGO:  REPÚBLICA FEDERATIVA DO BRASIL
ANTONIO DARI ANTUNES ZHBANOVA]

TRADUÇÃO N° TRANSLATION No.	36870	LIVRO N° BOOK No.	153	FOLHA N° PAGE No. 1

THE UNDERSIGNED, CERTIFIED PUBLIC TRANSLATOR, DULY SWORN AND REGISTERED WITH THE BOARD OF TRADE OF THE STATE OF PERNAMBUCO UNDER NO. 406 HEREBY CERTIFIES THAT A DOCUMENT, WRITTEN IN PORTUGUESE WAS PRESENTED FOR TRANSLATION INTO ENGLISH, WHICH HAS BEEN DONE TO THE BEST OF HIS KNOWLEDGE AS FOLLOWS:

OAS ENGENHARIA E CONSTRUÇÕES S.A.
CNPJ/MF No. 18.738.697/0001-68
NIRE 35.3.0045602-5

MINUTES OS THE SPECIAL GENERAL MEETING
HELD ON JANUARY 31, 2017

1. DATE, TIME AND PLACE:  Held on January 31, 2017, at 10:00 a.m., in the head office of the Company located in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo No. 1,350, 17th Floor, Room 1707, District of Água Branca, CEP 05001-100.

2. CALL AND ATTENDANCE:  Exempted the publication of call notices, as provided in paragraph 4 of article 124 of Law No. 6,404, of December 15, 1976 (“LSA”), for attending the meeting the sole shareholder of the Company representing the totality of the capital stock, according to signature contained in the Shareholders’ Attendance Book.

3. BOARD:  Mr. Luiz Gustavo Libório Vianna as chairman of the works, invited Mr. Josedir Barreto dos Santos to act as secretary.

4. AGENDA:  Resolve on:  (i) the resignation of the members of the Company’s Board of Directors; (ii) the reformulation of the Company’s administration; (iii) the reformulation of the Company’s corporate governance; (iv) the election of the members of the Company’s Board of Directors; (v) the consolidation of the Company’s By-Laws.

5. RESOLUTIONS:  The sole shareholder of the Company, without any restrictions, resolves as follows:

5.1. Recognize the resignation of (i) Mr. Alexandre Louzada Tourinho, to the position of Financial Officer; (ii) Mr. Fernando Antônio Quintas Alves Filho, to the position of Superintendent Director; (iii) Mr. Francisco Germano Batista da Silva, to the position of Superintendent Director; and (iv) Mr. Leonardo Fracassi Costa, to the position of Superintendent Director, according to the retirement letters received by the Company on this date, and that are filed in its head office.  The retiring Directors granted the Company the fullest, most complete, general and irrevocable release regarding the period in which they act as Director of the Company.

5.2. Remove the positions of:  (i) Financial Officer; (ii) Administrative Director; (iii) Superintendent Director; (iv) Legal Officer; and (v) Director of Company’s Institutional Actions, and create the positions of Director without specific assignment.

5.3. By virtue of the resolution above, approve the reformulation of the Company’s administration, which become responsibility of a Board composed of up to four (4) members, resident in the Country, elected and removed, at any time, by the General Meeting, with term of office of three (3) years, being permitted the re-election with the following assignment:  one (1) Chief Executive Officer and up to three (3) Directors without specific assignment.

5.4. Approve the reformulation of the Company’s Corporate Governance.  In face of this amendment and of the amendment contained in the item above, Chapters III, IV and V of the

Company’s By-Laws shall henceforth be in force with the wording contained in the attached consolidated By-Laws (Exhibit I).

5.5. By virtue of the removal of the position of Administrative Director, elect, with term of office starting on this date and being valid until the end of the Company’s General Meeting, to be held in 2019, being permitted the re-election for the position of Director without specific assignment of the Company, (i) Mr. Luiz Gustavo Liborio Vianna, Brazilian, married, business administrator, bearer of the identity card RG No. 06.609.453-47 SSP/BA, enrolled with the Individual Taxpayer’s Registry of the Ministry of Finance CPF/MF under No. 778.412.715-49, domiciled in this capital, for purposes of article 149, § 2 of the LSA (Business Corporation Act), at Av. Francisco Matarazzo No. 1,350, 20th Floor, Água Branca, CEP 05001-100, São Paulo/SP.

5.6. The Director hereby elected accepted the position to which has been appointed to, expressly representing, for all legal purposes, not to be impeded, by special law, of exercising company’s administration, and has not been sentenced (or in under sanction effect):  (i) to any criminal sanction which precludes, even temporarily, the access to public offices; (ii) for bankruptcy offence, fraud, bribery or corruption, embezzlement; or (iii) for crimes against the national economy, the national financial system, the rules of competition defense, the consumption relations, the public faith or property.  The Director hereby elected shall hold its position upon execution of the instrument of appointment recorded in own book.

5.7. Determine that the Company’s Board of Directors, after the retirements and election above, shall be composed of as follows, all of them with term of office until the Company’s General Meeting to be hold in 2019:  (i) for the position of Chief Executive Officer, Mr. Elmar Juan Passos Varjão Bomfim, Brazilian, married, civil engineer, bearer of the Identity Card RG No. 01.997.911.80 SSP/BA, enrolled with the Individual Taxpayer’s Registry of the Ministry of Finance CPF/MF under No. 362.283.545-15, domiciled in this capital, for purposes of article 149 § 2 of the LSA (Business Corporation Act), at Av. Francisco Matarazzo No. 1,350, 19th Floor, Água Branca, São Paulo/SP; and (ii) for the position of Director without specific assignment, Mr. Luiz Gustavo Libório Vianna, Brazilian, married, business administrator, bearer of the identity card RG No. 06.609.453-47 SSP/BA, enrolled with the Individual Taxpayer’s Registry of the Ministry of Finance CPF/MF under No. 778.412.715-49, domiciled in this capital, for purposes of article 149, § 2 of the LSA (Business Corporation Act), at Av. Francisco Matarazzo No. 1,350, 20th Floor, Água Branca, São Paulo/SP.

5.8. In face of the resolutions above, approve the consolidation of the Company’s By-Laws, which shall henceforth be in force with the wording contained in the Exhibit I to these minutes.

6. CLOSING:  Nothing further to be discussed, the meeting was concluded, from which this minutes were drawn-up, which after read and found accordingly were executed by all.  Board:  Luiz Gustavo Libório Vianna — Chairman; Josedir Barreto dos Santos — Secretary.  Attending Shareholder:  OAS S.A. — under judicial reorganization (by Josedir Barreto dos Santos).  These minutes is drafted in the form of summary, pursuant the terms of article 130, paragraph one of the Business Corporation Act (LSA), and it is a true copy of the original drawn-up in own book.

São Paulo, January 31, 2017.
Signed:  [illegible signature]
Name:  Luiz Gustavo Libório Vianna
Title:  Chairman of the Board

Exhibit Ito the Minutes of the Special General Meeting of OAS Engenharia e Construção S.A.,
held on January 31, 2017.
OAS ENGENHARIA E CONSTRUÇÕES S.A.
CNPJ/MF No. 18.738.697/0001-68
NIRE 35.3.0045602-5

BY-LAWS

CHAPTER I
NAME, TERM, HEAD OFFICE, BRANCHES AND SOCIAL OBJECT

Art. 1 — OAS ENGENHARIA E CONSTRUÇÃO S.A. (“Company”) is a corporation governed by these By-Laws and by the legal provisions applicable thereon, especially Law No. 6,404, of December 15, 1976, and its further amendments (“LSA”), being effective for indefinite term.

Art. 2 — The head office and jurisdiction of the Company is at Avenida Francisco Matarazzo No. 1,350, 17th Floor, Room 1707, District of Água Branca, CEP 05001-100, Rio Paulo — SP, place where its administrative office shall operate, and it may open branches, offices and representations in any location of the country or abroad, upon resolution of the Board of Directors.

Art. 3 — The social objective of the Company is the exploitation of the activity of civil engineering and of the heavy civil construction industry; including management and performance of projects and works; import and export at large; purchase and sale of materials, machines and equipment; purchase and sale of own properties; lease of movable properties; dredging and transportation services; maritime, river and lake navigation; industrial assembly and maintenance, installations and electric, electronic, electromechanical and mechanical assembly; always of the social interest, and it might even constitute and participate of consortium of companies and participate as partner or shareholder of other companies in Brazil or Abroad.

CHAPTER II
CAPITAL STOCK AND STOCKS

Art. 4 — The subscribed capital is in the amount of three hundred and one million, one hundred and four thousand, seven hundred and eighty-four Reais (R$ 301,104,784.00), divided into three hundred and one million, one hundred and four thousand, seven hundred and eighty-four (301,104,784) common stocks, nominative and without par value, totally paid up in national current currency.

Art. 5 — Company’s stocks are ensured with the rights that the Law grants to the stocks of each type.

Paragraph One:  Each common stock entitles to one vote in the resolutions of the General Meetings.

Paragraph Two:  The Company, pursuant the terms of the Law, may acquire stocks of its issuance for cancellation or maintenance in treasury for further disposal, upon General Meeting’s authorization.

Paragraph Three:  The Company may contract, with accredited institution for services of issuing agent of certificates, bookkeeping and safekeeping of the registry books and transfer of stocks.

CHAPTER III
THE ADMINISTRATION

Art.6 — The Company shall be administered by an Executive Board with powers granted by Law and by these By-Laws, being actively and passively represented pursuant the terms of Article 11 of these By-Laws.

Paragraph One:  The compensation of the Executive Board shall be established annually by the General Meeting.

Paragraph Two:  The members of the Executive Board shall take office as provided by article 149 of the LSA, having the same requirements, impediments, duties, obligations and responsibilities comprised in the same Law, articles 145 to 158, exempting from the constitution of pledge to guarantee managements.

Art. 7 — The Executive Board is composed of up to four (4) Directors, residing in the Country, elected and removed, at any time, by the General Meeting, with term of office of three (3) years, being permitted the re-election with the following assignments:  one (1) Chief Executive Officer and up to three (3) Directors without specific assignment.

Paragraph One:  In the end of their terms of office, the Directors shall remain in their positions until the appointment of the new Directors.

Paragraph Two:  Any Director is entitled to perform, in writing, specific appointment of other member of the Board to replace it in its absences or temporary impediments, being substitute entitled to the vote of the substituted person in addition to its own vote.

Paragraph Three:  In the event of vacancy of definitive impediment of position of the Board, the substitute shall be elected by the General Meeting and shall exercise, as the case may be, the duties for the remaining time of the substituted Director.

CHAPTER IV
PERFORMANCE OF THE EXECUTIVE BOARD

Art. 8 — The Executive Board shall meet whenever the social interests so require, and the meetings shall be called by any of the Directors, upon written call — through letter, electronic mail or other communication mean with return receipt — containing, in addition to the place, date and time of the meeting, the agenda.  Calls should, whenever possible, send the proposals or documents to be discussed or assessed.

Paragraph One:  The meetings of the Board shall be opened with the attendance of the totality of its members in exercise, being the Chief Executive Officer the Chairman.  It is considered attending the meeting the Director who, in such event, is (i) being represented by its substitute appointed according to Paragraph Two of Article 7 above, (ii) participating of the meeting by call-conference, video-conference, or any other communication mean that permits Director’s identification and simultaneous communication with other persons attending the meeting, or (iii) sending its vote in writing; being the chairman of the meeting, in the case of items (ii) and (iii) above, vested with powers to execute the respective minutes of the Meeting of the Board on behalf of the Director who is not physically present.

Paragraph Two:  The meetings of the Board shall be hold, preferably, in the Company’s head office.

Paragraph Three:  The resolutions of the Executive Board shall be taken upon favorable vote of the majority of the attendees.

Paragraph Four:  If there is a draw, in the event of any dispute among the Directors, the object issue of the discussion and claim shall be decided by the Chief Executive Officer, according to item “iii” of Article 10.

Paragraph Five:  All resolutions of the Board shall comprise the minutes drawn up in the respective minute book of meeting of the Board, and executed by the members of the Board who are attending the meeting, according to the provision in the end of the Paragraph One above.

CHAPTER V
DIRECOTRS’COMPETENCE AND REPRESENTATION

Art. 9 — Directors are responsible for, according to provision of Article 11 of these By-Laws:

(i)	proposing to the General Meeting the essential guidelines, within the objectives and goals of the Company, for analysis and resolution;

(ii)
ensuring the good progress of the social business, deciding and practicing all acts needed to the fulfillment of the Company’s object, provided that they are not exclusive responsibility of the General Meeting, and do not need of prior approval, in the form of these By-Laws;

(iii)	contracting, within the purposes of the Company, with individuals or public or private legal entities, national or foreign;

(iv)
preparing and submitting in the end of each fiscal year the Financial Statements, in the form of the LSA, instructed with the Independent Auditors’ Opinion, for appreciation of the Audit Committee, if appointed, and approved by the General Meeting;

(v)	preparing Company’s budget;

(vi)	approving rules, regulations and manuals of the Company, always informing the General Meeting; and

(vii)
representing the Company, actively and passively, in or out of court, before any third-parties, financial institutions, federal, state or municipal public agencies, as well as practicing all acts needed or convenient to the administration of the social business, according to the limits set forth by law or in these By-Laws.

Sole Paragraph:  The acts of any of the partners, Directors or attorneys-in-fact of the Company are expressly prohibited, being null and void regarding the Company, that involve it in obligations related to the business or transactions alien to its social object.

Art. 10 — The Chief Executive Officer is responsible, exclusively, among other assignments that may be attributed to it, for:

(i)	inspecting and coordinating the Company’s activities;

(ii)
submitting to Company’s shareholders, whenever resolved for the benefit of the Company’s Board, proposals duly grounded for the approval, amendment, change and/or review, as applicable, of the policy of financial and investment affairs, of the business plan and/or annual budget of the Company, with all due documentation for such;

(iii)	exercising the casting vote, if there is draw in the resolutions of the Board of Directors, regardless of the individual vote that is ensured in the said resolutions; and

(iv)	appointing the other members to the Board of Directors for the election by the Company’s shareholders, pursuant the terms of these By-Laws.

Art. 11 — According to the exceptions contained in these By-Laws, including in the Paragraphs Two and Three, the acts and operations of the social business administration that result in liability or obligation for the Company, or that exempt it from liabilities with third-parties may be practiced by:  (i) any Director, individually; or (ii) one (1) attorney-in-fact, regarding the appointment of attorneys-in-fact, according to the provision of Paragraph One of this Article.

Paragraph One:  The Company may, through the signature of one (1) Director — or of two (2) Directors, jointly, if for purposes of the provision of Paragraph Two below -, appoint attorneys-in-fact, granting them for indefinite term not exceeding two (2) years, specific powers of administration, except for the powers of the “ad judicia” clause, or for the Company’s interest defense in administrative proceedings, which may be granted for indefinite term.

Paragraph Two:  It is hereby established that the acts listed below shall depend on the joint signature of:  (a) two (2) Directors; (b) one (1) Director and one (1) attorney-in-fact, within the limits of the powers that are granted to them; or (c) two (2) attorneys-in-fact, within the limits of the powers that are granted to them:

(i)
execution of loan, financial derivative, credit assignment agreement and all and any financial agreement and respective collateral above five million Reais (R$ 5,000,000.00), except for the loans made among the companies of OAS Group;

(ii)
issuance and endorsement of trade notes for purposes of discount, escrow or collection, signature of payment orders, receipt and settlement of trade notes issued by Company, with amount exceeding five million Reais (R$ 5,000,000.00);

(iii)
granting of surety and/or guarantee, including credit letter, letter of bank guarantee and performance bond, except for sureties granted in lease agreements and except for performance bond resulted from the contracting of the engineering services, to which it shall be allowed the individual representation by any Director;

(iv)
acquisition, encumbrance and/or disposal of quotas or stocks of companies in which the Company or companies of its economic group participates of, according to the provision on the paragraph below; and

(v)	disposal, acquisition and/or encumbrance of properties on behalf of the Company.

Paragraph Three:  The practice of the acts below depends on the prior approval and in writing of the shareholders representing the majority of the capital stock:

(i)
disposal, acquisition and/or encumbrance of corporate interest at an amount over ten million Reais (R$ 10,000,000.00), except with the purpose of ensuring financing to the projects in which the Company or companies of its economic group participates of, directly or indirectly, as partner or shareholder;

(ii)
granting of surety, guarantee and transfer of goods as collateral for:  a) business alien to the social object, or b) companies that do not participate of the same economic group of the Company, that is, do not control, are not controlled or are not under common control, directly or indirectly, of the Company;

(iii)	direction of the Company’s vote in the companies in which the Company is the indirect controller regarding the subjects of the items “iii” and “viii” of Article 16 below; and

(iv)	the approval by Company of the subjects of items “iii” and “viii” of Article 16 below, regarding the companies in which the Company is the controller.

CHAPTER VI
AUDIT COMMITTEE

Art. 12 — The Audit Committee shall only be installed in the fiscal years in which it is called, upon resolution of the shareholders, as provided by Law.

Art. 13 — The Audit Committee, when installed, shall be composed of, at least, three (3) and at most five (5) members and at equal number of deputies, elected by the Shareholders’ General Meeting, being permitted the re-election, with the assignments and terms of office set forth by Law.

Paragraph One:  The compensation of the members of the Audit Committee shall be established by the Shareholders’ General Meeting that elect it.

Paragraph Two:  Audit Committee is applied with, regarding the election rules, requirements, impediments, taking office, obligations, duties and liabilities that the LSA, articles 161 to 165, their paragraphs, items and sub-items dispose of.

CHAPTER VII
GENERAL MEETINGS

Art. 14 — According to the legislation in force, the General Meeting shall be called in the following order:

(i)	by any of the Directors;

(ii)	by the persons legally qualified, pursuant the terms of the LSA.

Paragraph One:  The works of the General Meeting shall be conducted by board composed of chairman and secretary, elected by the attending shareholders.

Paragraph Two:  The Meetings shall be performed and the resolutions shall be taken based on the quorums set forth in the legislation in force.

Art. 15 — The General Meetings shall be performed:

(i)	ordinarily and annually, with the purpose set forth in article 132 of the LSA, in the first four months subsequent to the closing of the fiscal year; and

(ii)	extraordinarily, whenever the social interests so require.

Sole Paragraph:  The group of shareholders and group of foreign shareholders cannot exercise in each general meeting the number of votes higher than two-thirds (2/3) of the total of votes that may be exercised by the attending Brazilian shareholders.

Art. 16 — The General Meeting, in addition to the other subjects set forth by law or in these By-Laws, is responsible for:

(i)	the reform of these By-Laws;

(ii)	the election and removal of the Company’s administrators;

(iii)	the establishment and amendment to the administrators’ compensation and criteria to the Company’s profit sharing;

(iv)	the approval of accounts and financial statements;

(v)	the issuance of debentures;

(vi)	the assessment of assets that shareholder competes for the formation of the capital stock;

(vii)	the transformation, merger, incorporation and spin-off of the Company;

(viii)	the declaration or filing of bankruptcy, court-supervised reorganization or out-of-court reorganization, dissolution, liquidation or cessation of the Company’s liquidation;

(ix)	the destination of the net profit and distribution of dividends;

(x)	the changing of the characteristics, rights or advantages of the existing stocks and creation and issuance of other classes and types of stocks; and

(xi)	the reduction of the mandatory dividend.

CHAPTER VIII
FISCAL YEAR, PROFITS AND DIVIDENDS

Art. 17 — The fiscal year shall start on January 1 and shall end on December 31 of each year, when it shall be prepared the general balance and the financial statements required by law.

Art. 18 — From the fiscal year assessed according to the legislation in force, it shall be deduced the accrued losses, if any, and the Income Tax reserve.

Art. 19 — After performed the deductions mentioned in the previous Article, the General Meeting may assign to the administrators and employees a participation on the remaining profits, according to the legal occupancy.

Art. 20 — The balance, after deduced the profit sharing, shall constitute the net profit of the fiscal year, which shall be object of the proposal of the General Meeting, and shall have the following wording:

(i)	five percent (5%) for constitution of Legal Reserve, which shall not exceed twenty percent (20%) of the Capital Stock;

(ii)	formation of Reserves for Contingencies, if necessary;

(iii)	constitution of Reserves of Profit to be Achieved, if applicable, as provided by law;

(iv)
payment of mandatory annual dividends of, at least, twenty-five percent (25%) on the net amount of the fiscal year, adjusted in the form of the law, according to the deductions set forth in items (i), (ii) and (iii) above; and

(v)	the General Meeting shall resolve on the destination of the remaining balance of the net profit of the fiscal year.

Art. 21 — The Company may assess monthly balances and decide thereon the payment of dividends.

Sole Paragraph:  The Executive Board may declare interim dividends to the account of reserve of profits verified in the Balance.

CHAPTER IX
LIQUIDATION

Art. 22- The Company shall go into liquidation in the cases set forth by Law, being the General Meeting in charge of electing the liquidator and the members of the Audit Committee, which should operate within the period of the liquidation, defining a compensation to it.”

It is according to the original drawn up in own book.

São Paulo, January 31, 2017.

Signed:  [illegible signature]

Name:  Luiz Gustavo Libório Vianna

Title:  Chairman of the Board

[All pages bear the stamp of the OAS Legal Department initialed]

IN WITNESS THEREOF, I SET MY HAND IN THE CITY OF SÃO PAULO, STATE OF SÃO PAULO, FEDERATIVE REPUBLIC OF BRAZIL.

São Paulo, April 07, 2017.